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SEC FILE NUMBER
8-67198

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Agecroft Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

103 Canterbury Road
(No. and Street)

Richmond	VA	23221-3211
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeffrey Harpel	717-249-8803	jeff.harpel@oysterllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Hobe & Lucas, Certified Public Accountants, Inc.
(Name – if individual, state last, first, and middle name)

4807 Rockside Road, Suite 510	Independence	OH	44131
(Address)	(City)	(State)	(Zip Code)

10/20/2003	126
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMD

OATH OR AFFIRMATION

I, Donald A. Steinbrugge, Managing Member, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Agecroft Partners, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Virginia
City of Richmond

Signature:

Title:
Managing Member

Notary Public my commission expires 12/31/22

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Agecroft Partners, LLC
Richmond, VA

We have audited the accompanying statement of financial condition of Agecroft Partners, LLC as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Agecroft Partners, LLC as of December 31, 2021 in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Agecroft Partners, LLC's management. Our responsibility is to express an opinion on Agecroft Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Agecroft Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Hobe & Lucas
Certified Public Accountants, Inc.

We have served as Agecroft Partners, LLC's auditor since 2020
Independence, Ohio
February 24, 2022

AGECROFT PARTNERS, LLC
BALANCE SHEET
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$ 666,971
Accounts receivable	415,140
Total Assets	$ 1,082,111

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$ 249,469
Due to Member	26,400
Total Liabilities	275,869
Contingencies	-
Member's equity	806,242
Total Liabilities and Member's Equity	$ 1,082,111

The accompanying notes are an integral part of these financial statements.

AGECROFT PARTNERS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2021

1. ORGANIZATION AND NATURE OF BUSINESS

Agecroft Partners, LLC (Company) was organized in the State of Virginia on November 2, 2005, and is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and Commodity Futures Trading Commission (CFTC), is a member of the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA) and the Securities Investor Protection Corp. (SIPC).

The Company is engaged in the business of providing business and financial consulting and referral transactions. The Company is not required to have any arrangement with a clearing broker.

In March 2020, COVID-19 was declared a worldwide health pandemic and has had a significant impact on the national and global economy. The ultimate impact of COVID-19 on the Company's future state is unknown at this time.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Accounts Receivable
Accounts receivable represent amounts due from hedge funds on referral transactions. Management has determined that no allowance for doubtful accounts is necessary as of December 31, 2021.

Income Taxes
The Company is a limited liability company taxed as a partnership and therefore, the accompanying financial statements do not include any provision for federal or state income taxes. Each member of the Company is individually responsible for reporting his share of the Company's income or loss.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment
Depreciation on property and equipment is provided using the straight-line method over their estimated useful lives of 5 years.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases: In accordance with ASU 2016-02 – Leases (Topic 842), the Company recognizes leases on the balance sheet with lease liabilities and corresponding right-of-use assets based on the present value of lease payments. The Company had not entered into any leases subject to this standard as of December 31, 2021.

Current Expected Credit Losses: In accordance with (ASU) 2016-13 – Current Expected Credit Losses ("CECL") the Company uses the expected loss model to measure impairment losses for trade and other receivables. The Company has no reserve for expected credit losses as of December 31, 2021.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenues

The Company enters into fee agreements with various hedge funds and investment management companies. The Company earns fees by referring investors to the hedge funds and investment management companies. The Company may receive fees paid by the fund up front or over time. The Company believes its performance obligation is the referral of investors which is fulfilled when the investor purchases an interest in a fund (trade date). Any fixed amounts are recognized on trade date. Variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, since the uncertainty is dependent on the value of the fund at future points in time as well as the length of time an investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the value of the fund and the investors' activities are known, which are usually monthly or quarterly. Fees recognized in the current period are often related to performance obligations that have been satisfied in prior periods.

Accounts receivable from customers were $415,140 and $175,000 at December 31, 2021 and 2020 respectively.

4. CONCENTRATION OF CREDIT RISK

Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains its cash in financial institutions insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company's cash balance occasionally exceeds the insured limit.

Cash equivalents totaling $487,096 is an investment in a money market mutual fund.

At December 31, 2021, three hedge funds accounted for 95% of accounts receivable.

The Company has not experienced any losses in accounts receivable.

5. LOANS PAYABLE

On May 6, 2020, the Company received a loan from Atlantic Union Bank in the amount of $110,671 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan may be forgiven to the extent the proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The loan bears interest at a rate of 1% and is payable in monthly installments of principal and interest over 24 months beginning 6 months from the date of the note. The loan may be repaid at any time with no prepayment penalty.

The Company submitted the Paycheck Protection Program Loan Forgiveness Application in 2020 and was notified on January 4, 2021, that the loan was forgiven it its entirety.

6. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and NFA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and CFTC Regulation 1.17, which requires the maintenance of minimum net capital of the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000 and $45,000, respectively and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021 the Company had net capital of $588,930 which was $570,930 and $543,930, respectively, in excess of the amount required. The ratio of aggregate indebtedness to net capital was .47 to 1.

The Company has no possession or control obligations under Rule 15c3-3(b) or reserve deposit obligations under Rule 15c3-3(e) because its business is limited to referrals pursuant to a written agreement with a hedge fund or investment management firm and providing consulting services and the Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3).

7. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 24, 2022, which is the date the financial statements were available to be issued.